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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                (AMENDMENT NO. 1)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                             MEDICAL ALLIANCE, INC.
                                (Name of issuer)



                                  COMMON STOCK
                         (Title of class of securities)



                                   58449S 10 5
                                 (CUSIP Number)






Check the following box if a fee is being paid with this statement[ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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
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CUSIP NO.  58449S 10 5                                                  13G              PAGE 2 OF 5 PAGES
----------------------------------------------------------                              ------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PAUL HERCHMAN

---------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                                        (A) [ ]
                                                                                                  (B) [ ]

---------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY


---------------------------------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
---------------------------------------------------------------------------------------------------------
                                5      SOLE VOTING POWER

          NUMBER OF                      470,646
           SHARES           -----------------------------------------------------------------------------
        BENEFICIALLY            6      SHARED VOTING POWER
          OWNED BY
            EACH                         0
          REPORTING         -----------------------------------------------------------------------------
           PERSON               7      SOLE DISPOSITIVE POWER
            WITH
                                         470,646
                            -----------------------------------------------------------------------------
                                8      SHARED DISPOSITIVE POWER

                                         0
---------------------------------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             552,258
---------------------------------------------------------------------------------------------------------
    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                                                      [ ]
---------------------------------------------------------------------------------------------------------
    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.02 %
---------------------------------------------------------------------------------------------------------
    12     TYPE OF REPORTING PERSON

             IN
---------------------------------------------------------------------------------------------------------




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Item 1(a).   Name of Issuer.

             The name of the Issuer is Medical Alliance, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices.

             The Issuer's principal executive offices are located at 2445 Gateway Drive, Suite 150, Irving, Texas 75063.

Item 2(a).   Name of Persons Filing.

             This statement is being filed on behalf of Paul Herchman.

Item 2(b).   Address of Principal Business Office or, if none, Residence.

             The address of the principal business office of Paul Herchman is 2445 Gateway Drive, Suite 150, Irving, Texas 75063.

Item 2(c).   Citizenship.

             Paul Herchman is a citizen of the United States.

Item 2(d).   Title of Class of Securities.

             This statement relates to shares of Common Stock of the Issuer (the "Common Stock").

Item 2(e).   CUSIP Number.

             The CUSIP No. for the shares of Common Stock of the Issuer is 58449S 10 5.

Item 3.      Not Applicable.

Item 4.      Ownership.

             (a)-(b) As of December 31, 1997, Paul Herchman beneficially owned 552,258 shares, or 9.02%, of the Common Stock. Mr. Herchman beneficially owned 470,646 of such shares directly; he owned 66,002 of such shares by ownership of options; and he owned 15,610 of such shares by ownership of a warrant.

(c)(i)-(iv)  Voting and Dispositive Power

             Paul Herchman has the sole power to vote or direct the vote of 470,646 shares of Common Stock. Paul Herchman does not share power to vote or to direct the vote of any shares of Common Stock. Paul Herchman has the sole power to dispose or direct the disposition of 470,646 shares of Common Stock. Paul Herchman does not

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             share power to dispose or to direct the disposition of any shares of Common Stock. Paul Herchman does not have the power to dispose of or to vote the 66,002 shares beneficially owned through options or the 15,610 shares beneficially owned through a warrant. See also Items 5-9 hereof.


Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Certain other persons may have the right to receive a portion of the proceeds from the sale of the shares of Common Stock disclosed herein. None of such persons' interest exceeds five percent of the outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not applicable

Item 8.      Identification and Classification of Members of the Group.

             Not applicable

Item 9.      Notice of Dissolution of Group.

             Not applicable

Item 10.     Certification.

             Not applicable



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CUSIP NO.  58449S 10 5               13G                       PAGE 5 OF 5 PAGES
-------------------------                              -------------------------





     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Date: January 7, 1998


                                                 /s/ Paul Herchman
                                                 -------------------------------
                                                 Paul Herchman












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